UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

March 9, 2022

(Date of Report (Date of earliest event reported))

FUNDRISE BALANCED EREIT II, LLC

(Exact name of registrant as specified in its charter)

Delaware	84-4465115

(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC	20036

(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

Credit Agreement

On March 9, 2022, Fundrise MF Facility 1 Borrower, LLC (the “Borrower LLC”) and certain of its co-investment subsidiaries (collectively, the “Borrowers”) obtained the initial draw with respect to a revolving credit facility (the “Revolving Credit Facility”) pursuant to a Credit Agreement (the “Credit Agreement”) the Borrowers entered into with Regions Bank, as agent for the lenders (the “Agent”), and the lenders from time to time party thereto.  Borrower LLC is an indirect subsidiary of a joint venture (the “MF JV”) between Fundrise Balanced eREIT II, LLC and Fundrise Real Estate Interval Fund, LLC that was formed to make co-investment transactions in various individual and/or portfolios of assets through one or more wholly-owned subsidiaries.

The initial draw on the Revolving Credit Facility was in the amount of $92,250,000, with the Williamson Overlook Property, the North Charleston Property, and the Humble Property included in the initial borrowing base. Details of these acquisitions can be referenced here, here, and here. The senior mortgage loans of each of these properties were paid off in conjunction with the first draw on the Revolving Credit Facility.

The Credit Agreement provides that an aggregate committed principal amount of $125 million will be made available to the Borrowers and may be borrowed subject to satisfaction of certain customary conditions. In the lenders’ discretion, the aggregate committed principal amount may be increased to $400 million.

Advances under the Revolving Credit Facility are made based upon a borrowing base that assigns an advance rate of 60% of the lesser of the book value and the appraised value of stabilized properties in the Revolving Credit Facility and 55% for properties in Lease-Up in the Revolving Credit Facility, subject to decreases in certain circumstances.

The Revolving Credit Facility has a scheduled maturity date of March 9, 2025, with two 12-month extension options, subject to certain customary conditions.

Loans under the Credit Agreement accrue interest at a per annum rate equal to the benchmark plus a margin (the “Applicable Margin”) ranging from 1.55% to 1.75%, depending on facility leverage and other factors. The benchmark will initially be an Adjusted Daily Simple SOFR with a floor of 0.00%, and following a benchmark replacement date, an applicable benchmark replacement pursuant to the Credit Agreement. The Credit Agreement provides for customary spread maintenance payments in the event of prepayments, subject to certain exclusions including involuntary events such as casualty and condemnation, and releases of ineligible properties.

The Revolving Credit Facility is generally secured by a full recourse guaranty from Borrower, LLC, FRMF-Humble, LP, FRMF-Gtown-Ops LP, FRMF-Charleston LLC, FRMF-TX GP, LLC, and FRMF-TX Holdings, LP and any subsidiaries of Borrower LLC that may be added to the borrowing base in the future (collectively “Subsidiary Guarantors”).

Fundrise Balanced eREIT II, LLC provides a limited recourse guaranty for certain customary ‘bad acts’ committed by MF JV and its controlled subsidiaries.

The Credit Agreement contains events of default, relating to customary matters including, among other things and subject to certain notice requirements and grace periods, payment defaults, covenant defaults, acceleration of other material indebtedness, bankruptcy events, judgment defaults and change of control events.

We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the most recently qualified Offering Statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and offering circular supplements filed with the SEC, which are accessible on the SEC's website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE BALANCED EREIT II, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date: March 15, 2022